

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2012

Via E-mail
Mr. Louie P. Aquino
President, Chief Executive Officer, Treasurer,
Chairman and Chief Financial Officer
Aquino Milling Inc.
10685-B Hazelhurst Dr. #13025
Houston, Texas 77043

Re: Aquino Milling Inc.
Registration Statement on Form S-1
Filed December 29, 2011
File No. 333-178789

Dear Mr. Aquino:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed December 29, 2011

General

1. To eliminate the need for us to issue repetitive comments, please make appropriate corresponding changes to all disclosure to which a comment relates. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure in the marked version of the document.

Prospectus Cover Page

2.   This appears a no minimum offering. As such, please explain why proceeds from the sale of shares will be payable to your lawyer's Attorney-Client Escrow account, pending the raising of 50% of this offering. If you do not sell 50% of this offering, please explain what will happen to the funds received.

Prospectus Summary

About Aquino Milling Inc., page 4

3.   We note your disclosures indicating that your executive offices are located in Gerona, Tarlac, Philippines on this page versus in Houston, Texas on Form S-1 cover page. Please explain or correct the inconsistency.

Use of Proceeds

Percent of Net Proceeds Received, page 14

4.   Considering that this is a best efforts, no minimum offering, please disclose your percent of net proceeds received and how you intend to use such funds for scenarios where you sell less than 60% of the offering (e.g., 10%, 30%)

5.   We note per the disclosure on page 22 that your estimated cost for a rice milling machine is approximately $10,940. Assuming the various percentages of amounts of the related offering, please clarify how you intend to spend the $15,000 and $35,000 identified as 'Rice Milling Machines' on page 14. Such disclosure should include, but not be limited to, clarifying how many milling machines you intend to acquire and if the amounts include construction of the 1,000 square foot rice milling facility. As part of your disclosure, please discuss the extent of any delay or impact to your planned operations if you raise only enough proceeds to purchase a milling machine but not to construct the rice milling facility.

6.   You disclose that in the event that you do not raise the entire amount, that you may cut back on some of the costs (such as travel and purchase of rice milling machines). Please indicate the order of priority for your intended uses.

Management's Discussion and Analysis or Plan of Operation

Operations, page 18

7.   Per the timeline provided on pages 18-19, we note you expect to locate suitable land upon which to build your rice milling facility by January 2012. Please expand your discussion to explain if such land has been identified and secured (i.e. paid for). If not, revise to explain why and update your timeline accordingly.

8.   Given that this offering has an initial offering period of 180 days and your disclosure on page 30 that no funds shall be released to AMI until the offering is completed, please better explain the basis for your plan to complete your offering in March 2012, begin purchasing equipment shortly thereafter and be ready to implement your rice milling services by the first harvest in September.

Directors, Executive Officers, Promoters and Control Persons, page 23

9.   Please disclose your officers' and directors' involvement in legal proceedings within the past ten rather than five years. See Item 401(f) of Regulation S-K.

Plan of Distribution, page 29

State Securities-Blue Sky Laws, page 32

10.   You disclose that upon the effectiveness of this Prospectus, you intend to "consider" becoming a reporting issuer under Section 12(g) of the Exchange Act by way of filing a Form 8-A. However, on page 34 when discussing your reporting obligations you state that you have no current plans to file a Form 8-A. Please reconcile these disclosures and makes revisions to each section as appropriate.

Part II- Information Not Required in Prospectus

Item 17 Undertakings, page II-2

11.   You reference Rules 431A, 431B and 431C in your undertaking (a)(4)(i). Please correct this reference to the appropriate rule, Rules 430A, 430B and 430C.

Signatures, page II-4

12.   Please indicate who signed your registration statement in the capacity of your principal executive officer, principal financial officer, and principal accounting officer or controller. See Instructions 1 and 2 to the Instructions to the Signatures section of Form S-1.

Exhibits

Exhibit 5.1

13.   Please revise your legal opinion to opine upon the validity of the 500,000 shares that you are registering on the cover page of this prospectus. At present, the legal opinion opines upon the validity of 500,000 shares that are being "registered for resale by the selling stockholders." This offering appears a primary offering and no sales appear to be registered for sale by any selling stockholders.

14.   Please disclose if the shares will be validly issued, fully paid and non-assessable <u>when issued</u>.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lily Dang at (202) 551-3867 or Mark Wojciechowski at (202) 551-3759 if you have any questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271, or the undersigned at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Via E-mail
        Jonathan D. Strum